                                                                  Exhibit (g)(3)

                         UNITED STATES DISTRICT COURT
                         EASTERN DISTRICT OF WISCONSIN

x---------------------------------------x
                                        :
HARNISCHFEGER INDUSTRIES, INC., and     :
DSFA CORPORATION,                       :
                                        :
                  Plaintiffs,           :
                                        :
          - v. -                        :  Civil Action No. 97-C-0488
                                        :
                                        :
MARVIN L. ISLES, BEN R. STUART,         :
JOHN A. BECKER, JOHN W. GUFFEY, JR.,    :
RUTH M. DAVIS, BENJAMIN F. GARMER, III, :
and GIDDINGS & LEWIS, INC.,             :
a Wisconsin corporation,                :
                                        :
          Defendants.                   :
x---------------------------------------x


                                   COMPLAINT
                                   ---------


          Plaintiffs Harnischfeger Industries, Inc. ("Harnischfeger"), and DSFA Corporation ("DSFA"), for their complaint against defendants, allege upon knowledge as to themselves and otherwise upon information and belief the following:

                      Background and Nature of the Action
                      -----------------------------------

          1. This action is brought by plaintiffs Harnischfeger and its wholly-owned subsidiary, DSFA, to remedy violations of the disclosure requirements of the federal securities laws by defendant Giddings & Lewis, Inc. ("Giddings") and its directors and to remedy their ongoing and threatened violations of their fiduciary duties under Wisconsin law.

          2. Plaintiffs have today announced their intention to commence a nationwide tender offer for the shares of defendant Giddings, pursuant to the applicable provisions of the Securities Exchange Act of 1934, as amended by the Williams Act of 1968, codified at 15 U.S.C. (S)(S) 78a seq (the "1934 Act"), and
                                                       ---
the rules and regulations of the Securities and Exchange Commission ("SEC") promulgated thereunder. The price plaintiffs are offering is $19 cash per share, representing a greater than 40% premium over the closing price of Giddings shares in the marketplace the day before the announcement of plaintiffs' tender offer. The total value of plaintiffs' tender offer is approximately $630 million. The tender offer is expected to commence by filing with the SEC and publication of the terms of the tender offer on Monday, April 28, 1997.

          3. Plaintiffs' decision to commence the aforesaid tender offer followed Giddings' refusal to engage in meaningful discussions for a consensual transaction in which Giddings would be combined with Harnischfeger. Individual defendant Marvin Isles, Giddings' President and Chief Executive Officer, refused after a series of conversations with Harnischfeger's Chairman and Chief Executive Officer during the days preceding the filing of this Complaint to engage in meaningful discussions about a combination of the two firms at the $19 per share price, notwithstanding that, as detailed below, Harnischfeger has enjoyed conspicuous business and financial success over the past three years while Giddings' results have declined or been stagnant, and notwithstanding that Giddings stock has lost nearly half its value during the same three-year period,
                   ----
while the market generally and Giddings' peer group of companies have substantial increased in value. Giddings' refusal to engage in meaningful discussions for a consensual transaction also followed by less than a week its public announcement that its financial results for the first quarter of 1997 showed steep declines from the same period a year earlier. Plaintiffs have concluded that Giddings' officers and directors intend to resist a combination with Harnischfeger despite the manifest benefits of such a transaction for Giddings' shareholders and its other corporate constituencies.

          4. In light of Giddings' failure and refusal to engage in meaningful discussions with plaintiffs for a consensual combination with Harnischfeger, plaintiffs as part of their effort to acquire Giddings will also be conducting a proxy solicitation pursuant to the SEC Proxy Rules, 17 C.F.R. 240.14a et seq.
                                                                      -- ---
The purpose of the solicitation, which will be nationwide in scope, is to obtain, in accordance with Wisconsin law and Giddings By-laws, written demands sufficient to call a special meeting of Giddings' shareholders at which they will decide whether to replace the current directors with directors who are pledged, subject to their fiduciary duties to Giddings' shareholders, to giving such shareholders the opportunity to accept plaintiffs' offer.

          5. The shares of Giddings stock are registered under the 1934 Act, and are traded on the Nasdaq Stock Market, Inc.'s ("NASDAQ") National Market. Giddings is required to comply with the disclosure provisions of the federal securities statutes, and the rules and regulations of the SEC promulgated thereunder.

          6. Giddings is incorporated under the laws of Wisconsin, and has its headquarters in Fond du Lac, Wisconsin. Based on the information available, plaintiffs believe that at least three-quarters of the outstanding Giddings shares are held of record by shareholders residing outside the State of Wisconsin.

          7. As detailed herein, the public disclosures made by Giddings in various SEC filings are materially deficient in several respects. Current SEC filings by Giddings, including the Proxy Statement being used by Giddings to solicit proxies for its April 30, 1997 Annual Meeting of Shareholders:

          (a) fail to describe accurately certain material features and effects of the "Management Stock Purchase Program" adopted by defendants on March 13, 1997, as detailed hereinbelow;

          (b) fail to disclose that defendants have nominated for election at the upcoming April 30, 1997 Annual Meeting an insufficient number of director candidates such that, if only such number is elected, Giddings' By-laws will be violated and Giddings' board will not comply with the Giddings By-laws (whose contents are nowhere referenced in the Proxy Statement), as detailed hereinbelow; and

          (c) fail to describe accurately the terms and characteristics of Giddings' "poison pill" Shareholder Rights Plan, as detailed hereinbelow.

          8. In addition to these violations of applicable disclosure laws, defendants are also violating their fiduciary duties to plaintiffs and to the public shareholders of Giddings generally. Defendants' propensity to violate these duties, and their actual violations of such duties, are demonstrated by
(a) their adoption last month of the grossly self-serving management compensation program known (misleadingly) as the "Management Stock Purchase Program," which puts the pecuniary interests of management ahead of the interests of shareholders and which, its name notwithstanding, does not subject management participants to the economic risks of "stock purchase"; and (b) defendants' refusal to consider plaintiffs' proposal for a consensual combination of Giddings and Harnischfeger in good faith and with the due care it deserves, and to which the public shareholders of Giddings are entitled. As set forth below, defendants are also likely to respond to plaintiffs' tender offer and special meeting proxy contest -- which threaten defendants' entrenchment at Giddings -- with "scorched earth" defenses involving attempts to alter Giddings' existing By-laws governing special meetings of shareholders and the adoption of other extreme defensive measures.

                            PARTIES AND JURISDICTION
                            ------------------------

          9. Plaintiff Harnischfeger is a Delaware corporation with its principal place of business in St. Francis, Wisconsin. Harnischfeger is a leading supplier of capital machinery and services associated with the mining, pulp and paper, and materials handling industries. In recent years, Harnischfeger has shown excellent financial results, nearly doubling sales and more than tripling operating income since the end of 1994. Harnischfeger is one of the largest corporations based in Wisconsin, employing approximately 3,600 persons in the state and 17,000 persons worldwide. Harnischfeger is the beneficial owner of 789,600 shares of Giddings stock (including the 1,000 shares owned by DSFA as described below).

          10. Plaintiff DSFA is a Delaware corporation. DSFA is a wholly-owned subsidiary of plaintiff Harnischfeger; was formed for the purpose of acquiring Giddings; and conducts and has conducted no business other than to make the tender offer for shares of Giddings stock which is described in Paragraph 2 of this Complaint, and to take actions related thereto. DSFA is the beneficial owner and record holder of 1000 shares of Giddings.

          11. Defendant Giddings is a Wisconsin corporation with its principal place of business in Fond du Lac, Wisconsin. Giddings is a manufacturer of machine tools, industrial automation and related products. In recent years, Giddings' financial performance has severely lagged that of other companies in its peer group. Bookings have consistently decreased, and net income has declined or shown no significant increase, since 1994. Figures released on April 17, 1997 for the first quarter of this year show that Giddings' decline has continued, with sales down more than 20% from a year earlier and net income more than 25% lower.

          12. There are approximately 33,000,000 shares of Giddings stock issued and outstanding. Giddings stock has entirely missed out on the growth in value which the general market, Giddings' peer group and Harnischfeger have enjoyed over the last three years. In that period, Harnischfeger stock has more than doubled in value, the S&P 500 index has risen by nearly 70%, Giddings' peer group has risen by more than 50% -- and Giddings has fallen by nearly 50%.

          13. The individual defendants are those current directors of Giddings who are expected to continue to serve as directors after Giddings' April 30, 1997 Annual Meeting. Defendant Isles was appointed President and Chief Executive Officer of Giddings on March 17, 1997. The directors and officers of Giddings as a group control no more than 2% of Giddings' outstanding shares.

          14. Because plaintiffs' claims arise under provisions of the 1934 Act, this Court has jurisdiction over the subject matter of this action pursuant to 28 U.S.C. (S) 1331, and under the jurisdictional provisions of the 1934 Act, 15 U.S.C. (S) 78aa; and this Court also has jurisdiction under 28 U.S.C.
(S)(S)2201 and 2202. Venue is proper in this Court pursuant to 28 U.S.C. (S) 1391 and 15 U.S.C. (S) 78aa, since the claims arose in this judicial district.

          15. This Court has jurisdiction over the claims pleaded in Count III of this complaint pursuant to the Court's supplemental jurisdiction.

          DEFENDANTS' VIOLATIONS OF THE DISCLOSURE
          PROVISIONS OF THE FEDERAL SECURITIES LAWS
          -----------------------------------------


      A.  Failure to accurately describe material features and
          effects of the March 13, 1997 "Management Stock
          Purchase Program"
          ----------------------------------------------------


          16. Notwithstanding the dismal performance of Giddings' stock over the past three years, on March 13, 1997, Giddings' board adopted a novel form of stock-based executive compensation and called it the "Management Stock Purchase Program" ("Management Stock Program"), whose primary feature as described below is to insulate management participants from much of the down-side risks of owning Giddings stock. Pursuant to the Management Stock Program, certain senior Giddings executives were granted and exercised brand new options to purchase, in the aggregate, 282,355 shares of Giddings stock.

          17. Under the Management Stock Program, Giddings facilitates purported "purchases" by management of Giddings stock. It uses its corporate credit to permit these executives to obtain loans from a commercial bank to purchase the Giddings stock; it gives corporate guarantees for the repayment of the bank loans; and it obligates itself to pay the interest on the individual's loans. But the favored executives do not run the actual market risk that any
                                      ----
other shareholder/purchaser does. The Management Stock Program permits the participating executives to reap 100% of any gain in stock value, while
                                             ----
suffering
only 50% of any losses (provided the executive holds the stock at least three years), i.e., Giddings has agreed to reimburse the executive for 50% of any
        ----
decline in value. This preferential treatment of executives is inimical to the interests of Giddings shareholders generally and is at variance with the principle of equity investment.

          18. In its description of the Management Stock Program in the March 21, 1997 Proxy Statement for the April 30 annual meeting, which has been filed with the SEC on SEC Schedule 14A and which was mailed to all Giddings shareholders of record on March 21, 1997, defendants have omitted to state several material facts and circumstances concerning the Program:

          (a) defendants failed to provide any estimate or quantification of the potential or actual cost to Giddings and its public shareholders of the Management Stock Program, under which Giddings has obligated itself to (i) pay the interest on the commercial bank loans taken out by the executives; (ii) pay 50% of any losses on the shares incurred by the executives (under the circumstances in which the executives are entitled to reimbursement for such losses); and (iii) pay the principal of the bank loans as to which the Giddings guarantees become applicable;

          (b) defendants failed to disclose in the Proxy Statement that the Management Stock Program includes a

"grossup" provision under which Giddings will actually reimburse the executives for certain taxes paid by them on account of Giddings' indemnification of their losses;

          (c) defendants failed to disclose that certain of the payments authorized under the Management Stock Program may not qualify as deductible compensation expense, thus imposing an additional burden on the corporate treasury and the interests of Giddings' shareholders other than the Management Stock Program participants;

          (d) defendants failed to disclose that, because of the economic interest of Giddings in the shares nominally owned by the executives, including Giddings' shared interest in potential losses on the stock, the 282,355 shares of Giddings stock which have been "purchased" by the individuals are not issued-and-outstanding shares for certain purposes. Thus, these 282,355 shares are "treasury stock" and accordingly may not be voted; may not be counted towards certain calculations (such as the 20% threshold contained in Giddings' shareholders rights plan), including the calculation of the number of votes necessary to remove members of the Giddings board; and may not be counted in calculating earnings per share; and

          (e) defendants failed to disclose that, since the 282,355 options granted in connection with the Management Purchase Program are subject to the share option provisions of the

Giddings 1993 Stock Incentive Plan, the provisions of the Management Purchase Program effect and amount to a modification and amendment of the 1993 Plan; in turn, such an amendment by unilateral action of the Giddings board is invalid because the 1993 Plan was approved by Giddings shareholders and can be amended in this respect only by a subsequent shareholder vote, which has not been obtained or sought.

          19. In view of the characteristics of the Management Stock Program described above, which removes much of the normal risk inherent in true equity ownership, the statement in the Giddings Proxy Statement that the effect of the Management Stock Program is to "align more closely the interests of management and shareholders" is thoroughly misleading: manifestly, no public shareholder of Giddings is being given the opportunity to buy Giddings stock with company-guaranteed loans, company interest payments and company indemnification against loss and against tax liability.

      B.  Failure to disclose the non-compliance of the 1997
          election procedures with Giddings' existing By-laws
          ---------------------------------------------------

          20. The publicly disclosed By-laws of Giddings provide for a "classified" or "staggered" board of directors, i.e., the directors are divided
                                                ----
into three classes with overlapping terms of office. Section 3.01(b) of the Giddings Bylaws further provides that "[t]he number of directors of the

Corporation shall be eight (8), divided into three (3) classes of three (3), three (3) and two (2) directors, respectively."

          21. Despite the foregoing, the Giddings Proxy Statement for the April 30, 1997 Annual Meeting indicates that, following the annual meeting, there will be only six directors comprising the Giddings board, instead of the eight
        ---
required by the By-laws, and states that Giddings shareholders are being asked to vote on only two nominees for director of Giddings (Class of 2000).

          22. The Proxy Statement fails to disclose that defendants' plan for a six-person board violates Giddings' own By-laws, which require an eight-person board and 3-3-2 classes. The Proxy Statement further fails to disclose why the Giddings board chose to nominate only two directors for the class of 2000, while the By-laws require a different board structure. The Proxy Statement further fails to disclose that the By-laws empower the directors to fill vacancies and fails to disclose what consideration defendants have given to filling the two vacancies that will exist after April 30, 1997 by reason of the defendants' unilateral decision not to permit the shareholders to fill those seats.

          23. Under the foregoing circumstances, the shareholders of Giddings are being deprived of material information. They are being asked to vote for nominees to a board which defendants have structured in clear violation of Giddings' Bylaws. No information has been provided in the Proxy Statement as to why the defendants have chosen to deviate from the Bylaws. Indeed, the Proxy Statement does not even make reference to the By-law requirements of an eight-person board and classes of 3, 3 and 2.

      C.  Errors and omissions in Giddings' Public Disclosures
          Concerning the Giddings "Poison Pill"
          ----------------------------------------------------

          24. In 1995, Giddings adopted a "poison pill" shareholder rights plan under which Giddings distributed a security known as a right to shareholders (the "Right"). The Right entitles shareholders to purchase shares of Giddings, under certain circumstances, on economic terms that impose a substantial economic penalty on would-be acquirors of Giddings. Among the events that cause the exercisability of the Rights to be triggered is the acquisition by any person, in a transaction that is not approved by the Giddings board, of more than 20% of Giddings' stock. The "poison pill" is thus a defensive measure that, unless voluntarily redeemed by Giddings' board of directors, can completely prevent an acquisition from occurring, since the would-be acquiror will be unwilling or unable to purchase shares if such purchases would trigger the exercise of the rights and thus impose a large economic penalty on the acquiror.

          25. The existence of Giddings' rights plan requires plaintiffs to conduct and win a proxy contest to replace Giddings' existing board if plaintiffs are to be sure of their ability to consummate the tender offer.
Under the terms of the existing Giddings' poison pill rights plan, the Rights can be rendered inapplicable to plaintiffs' offer and tender offer either by Giddings' current directors or by their duly elected successors. At the special meeting of shareholders which plaintiffs are seeking to convene, the director nominees proposed by plaintiffs will be pledged to render the Rights inapplicable to plaintiffs' offer.

          26. For the reasons set forth above, the rights plan is a powerful weapon. It permits the incumbent directors to entrench themselves and prevent the consummation of plaintiffs' tender offer, even if the non-management shareholders -- who control 98% of the outstanding shares -- wish to sell their shares to plaintiffs in their premium tender offer. It permits the individual defendants to continue the profligate compensation and other policies that have separated top management's personal economic interests from those of Giddings' public shareholders and employees.

          (i.) Mischaracterization of Market Price
               Calculation For Exercise of Flip-In/
               Flip-Over Rights
               ------------------------------------

          27. Because the rights plan is a powerful weapon, which may powerfully affect the value of Giddings shareholders' investments, disclosures about it are of great materiality. Giddings' disclosures about its rights plan are inaccurate in numerous respects. Thus, under the rights plan, each Right represents the right to purchase one one-hundredth of a preferred share upon the terms and subject to the conditions set forth in the Rights Agreement. Upon the occurrence of certain events enumerated in the Rights Agreement, the Rights become exercisable into the common stock of Giddings, under certain circumstances, and into the common stock of a potential acquiring company, under other circumstances, in both cases instead of preferred shares of Giddings. In either case, the number of shares of such common stock into which the Right becomes exercisable is determined on the basis of the "current per share market price" of such common stock.

          28. In the Rights Agreement, the phrase "current per share market price" is defined as the average of the daily closing prices per share of the common stock for the 30 consecutive trading days immediately prior to the date the market price is to be determined. However, in Giddings' Registration Statement on Form 8-A (the "Form 8-A"), filed with the SEC on

August 23, 1995 to register the Rights, Giddings gave examples of how to calculate the conversion of the Rights, explaining that "if at the time of such transaction the acquiring company's common stock was trading at $20 per share. .
                                                 -----------
 . ." (emphasis added). This characterization misrepresents the terms of the Rights Agreement, which provides for a 30-day average for purposes of calculating a current market value of the common stock, which, under certain circumstances, could yield a significantly different result.

          (ii.)   Misleading Characterization of Certain
                  Triggering Events as "Self-Dealing"
                  --------------------------------------


          29. Section 11 (a)(ii)(C) of the Rights Agreement lists certain actions by any Acquiring Person (as defined therein) that trigger a conversion (a "Flip In") of the Rights into a right to receive shares of common stock of Giddings rather than the Preferred Shares. Such actions include: (a) merging into or otherwise combining with Giddings; (b) a transfer of assets to Giddings in exchange for common stock; (c) the sale, purchase, lease or other disposition to, from or with Giddings of assets on terms and conditions less favorable to Giddings than Giddings would be able to obtain through arm's length negotiation with an unaffiliated third party; (d) receipt of compensation from Giddings other than compensation for full-time employment as a regular employee at rates in accordance with Giddings' past practice; and/or (e) receipt of the benefit of any loans, advances or other financial assistance or tax credits or other tax advantage provided by Giddings.

          30. In the Giddings Form 8-A referenced above, Giddings did not describe or list the aforementioned actions, stating instead that a Flip In would result if, among other things, an Acquiring Person (as defined in the Rights Agreement) "engages in one of a number of self-dealing transactions
                                                 ------------
specified in the Rights Agreement. . . . " (emphasis added).  The term "self-
dealing transaction" is nowhere defined in either the Form 8-A or the Rights Agreement itself. Moreover, the term "self-dealing transaction" is a misleading and inaccurate description of at least some of the triggering actions. The mere receipt by an Acquiring Person of compensation on a part-time basis or pursuant to a consulting arrangement, or the acquisition by an Acquiring Person of additional stock in connection with a sale of assets to Giddings, without more, cannot be described under all circumstances as "self-dealing," but such actions would appear to trigger a Flip In under the Rights Agreement. Giddings' public filings thus materially misrepresent the circumstances which may trigger the Rights.

                DEFENDANTS' VIOLATION OF THEIR FIDUCIARY DUTIES
                -----------------------------------------------

          31. As directors of Giddings, the individual defendants owe fiduciary duties to the shareholders of Giddings, including plaintiffs. They are in effect trustees for the shareholders, and are required to consider the interests of the shareholders (along with any other considerations appropriate under Wisconsin law) above their own personal interests. In the context of a proposed change of control, such as is presented by plaintiffs' tender offer and special meeting proxy contest, directors face a grave potential conflict of interest, since their wish to retain the privileges of office may conflict with their obligation single-mindedly to advance the best interests of their shareholders and other corporate constituencies.

          32. The individual defendants have already demonstrated that they lack sufficient regard for their fiduciary duties and that, in their zeal to profit from and retain their control of Giddings, they are unwilling to abide by their fiduciary responsibilities. Thus:

          (a) the individual defendants authorized the Management Purchase Program, which contains provisions amounting to corporate waste and demonstrates a greater concern for the financial welfare of insiders and executives than for the shareholders of Giddings; and

          (b) by his reaction to plaintiffs' attempts to discuss a consensual transaction during the week of April 21, 1997, defendant Isles demonstrated that he is not prepared to act in furtherance of his fiduciary duties but is motivated by a desire to remain entrenched in office and more concerned about retaining his executive perquisites than in fulfilling his responsibilities under Wisconsin law.

          33. By virtue of the foregoing facts, Plaintiffs accordingly have reasonable grounds to believe that defendants will misuse Giddings' "poison pill" shareholder rights plan -- whose only proper purposes are to protect shareholders against coercive and illegitimate takeover tactics and unfair or inadequate offers -- to block shareholder consideration of plaintiffs' offer -- notwithstanding that that offer is extended to all Giddings' shareholders on an equal basis, is fully financed and is for all cash at a very substantial premium to the market price of Giddings' stock. Plaintiffs' offer cannot be perceived by any reasonable businessperson or fiduciary as an unfair or inadequate offer -
- particularly in light of Giddings' history of business reversals and sub-standard stock performance. Nor -- given that plaintiffs are giving shareholders an opportunity to vote at a special meeting for directors pledged to enable shareholders to consider the offer -- can plaintiffs' offer be reasonably perceived as coercive or illegitimate. Under these circumstances, Giddings and the individual directors are obligated to redeem the Giddings rights plan for plaintiffs' offer or any fully financed, all-cash all-share offers at prices of $19 and above. However, defendants have by their conduct indicated that they wrongfully intend not to do so.

          34. Plaintiffs are commencing their effort to convene a special meeting of Giddings' shareholders in accordance with the By-laws of Giddings as they presently exist. Those By-law provisions, with which plaintiffs have fully complied and with which they will continue to comply, detail a lengthy, tortuous process by which the holders of 10% of Giddings' shares can convene a special meeting. Plaintiffs are confident that, at such special meeting, shareholders will vote for democracy and replace the incumbent directors with plaintiffs' designees.

          35. However, for that very reason, and based on the other facts alleged herein, plaintiffs believe that defendants may either (a) purport to "interpret" the complex By-law provisions, and/or make determinations about plaintiffs' good faith attempts to comply therewith, with a view to precluding or delaying the holding of the special meeting or (b) purport to amend the By-laws to make it still more difficult to convene such a meeting. Directors determined to oppose an unsolicited acquisition offer frequently resort to changes in and/or overly tortured interpretations of, by-laws and shareholder meeting procedures in their efforts to stymie and defeat the acquisition proposal. Accordingly, while Giddings has not yet announced any such interpretations or amendments, upon information and belief, defendants and their advisers are now considering such measures. Any determination by defendants that the plaintiffs have not complied with Giddings' existing By-laws would lack a good faith basis; and any changes to Giddings' By-laws -- whether by "interpretation" or amendments -- insofar as they may affect the ability of Giddings' shareholders to change the composition of Giddings' board within the time periods currently established would serve no legitimate purpose and would clearly constitute unlawful entrenchment by the individual defendants in violation of their fiduciary duties.

          36. Giddings' response to plaintiffs' offer indicates that defendants are entrenched in their corporate offices and intend to obstruct the appropriate and proper consideration of plaintiffs' offer by the Giddings board and by Giddings' shareholders, including the convening of a special meeting of Giddings shareholders. By so entrenching themselves, defendants have violated and are continuing to violate their fiduciary duties.

                               IRREPARABLE INJURY
                               ------------------

          37. Plaintiffs' efforts to restore financial strength to Giddings through a business combination with

Harnischfeger is a platform that plaintiffs believe will enjoy enormous and widespread support among the non-management shareholders of Giddings. The proxy contest and tender offer are classic instances of shareholder democracy and are extensively regulated by federal law. Federal law provides plaintiffs with the federal right to make a nationwide tender offer and close the offer upon a federally-specified time schedule, and federal law provides the plaintiffs with the right to solicit proxies nationwide. These federal provisions are substantive efforts by the federal government to promote shareholder democracy, to guarantee a free market in corporate control and to promote the national economic welfare by providing for efficient allocation of economic resources.
To the extent defendants, by improperly manipulating the corporate machinery of Giddings, seek to impinge upon or frustrate the exercise of plaintiffs, right to seek to effect a business combination with Giddings, they will cause irreparable harm to plaintiffs, to all the public shareholders of Giddings, and to the public interest.

          38. With respect to the disclosure violations of defendants, Giddings shareholders are currently suffering irreparable harm because they are making investment decisions concerning Giddings, and will shortly be making voting decisions concerning Giddings, on the basis of misleading or false information.

                                    COUNT I

                           (Against All Defendants)

          39. Plaintiffs repeat and reallege the allegations contained in paragraphs 1 through 38 herein.

          40. By virtue of the foregoing, defendants have violated, and are continuing to violate, the provisions of the federal securities laws, and the SEC rules and regulations promulgated thereunder, specifically Sections 10(b) and 14(a) of the 1934 Act, 15 U.S.C. (S)(S) 78j(b), 78n(a) and SEC Rule 10b-5 and Regulation 14A, 17 C.F.R. (S)(S) 240.10b-5, 240.14a, et seq., requiring that
                                                         -- ----
SEC filings and public statements by an issuer, such as Giddings, including proxy statements, be accurate in all material respects and contain no misleading statements or material omissions.

          41.  Plaintiffs have no adequate remedy at law.

                                   COUNT II

                      (Against All Individual Defendants)

          42. Plaintiffs repeat and reallege the allegations contained in paragraphs 1 through 38 above.

          43. As directors of Giddings, the individual defendants are controlling persons within the meaning of Section

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20(a) of the 1934 Act and have the responsibility of insuring that the public filings of Giddings are accurate in all material respects. Defendants have failed to discharge this responsibility by affirmatively causing, or recklessly failing to prevent, the errors and omissions in Giddings' public disclosures.

          44.  Plaintiffs have no adequate remedy at law.

                                   COUNT III

          45. Plaintiffs repeat and reallege the allegations contained in paragraphs 1 through 38 above.

          46. By virtue of the foregoing, the individual defendants have breached, are breaching and threaten to breach their fiduciary duties to the shareholders of Giddings.

          47.  Plaintiffs have no adequate remedy at law.

          WHEREFORE, plaintiffs demand judgment against defendants, as follows:

          A. Declaring and decreeing that any proxies obtained by defendants through the use of the Giddings 1997 Proxy Statement are null and void, except such proxies as may be obtained following correction, supplementation and appropriate dissemination of the proxy materials to correct the defects alleged herein;

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

           B. Declaring and decreeing that, in the event no relief is granted prior to holding of the Giddings 1997 Annual Meeting, the results of the election be set aside and the Court order a new election to be held upon accurate and correct proxy disclosures;

           C.  Granting temporary, preliminary and permanent injunctive relief:

           1. Requiring defendants to make full, complete and accurate disclosure with respect to, inter alia, the Management Stock Purchase Program,
                            ----- ----
the violation of Giddings' By-laws that would result from the board structure as proposed in the 1997 Proxy Statement, and the terms and characteristics of Giddings' "poison pill" Shareholders Rights Plan;

           2. Requiring defendants to redeem, or cause the redemption of, the Giddings share purchase rights (the "poison pill" rights);

           3. Prohibiting defendants from amending the Rights Plan in any way other than to cause its withdrawal or redemption, and prohibiting defendants from issuing any similar or additional rights having the same or similar characteristics as the existing Rights; and

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

           4. Prohibiting defendants from, without shareholder approval, amending, deleting or modifying any provision of Giddings' existing By-laws (including without limitation Sections 2.03, 2.05, 2.06, 2.08, 2.15, 3.01 and
3.02 thereof) or Restated Articles of Incorporation (including without limitation Article 5 thereof) that relate to the right of shareholders to call a Special Meeting and/or to take action at a Special Meeting to amend Giddings' By-Laws or remove members of Giddings' board of directors; and

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           D.  Granting such other and further relief as the Court may deem just and proper.

Dated:  Milwaukee, Wisconsin
        April 25, 1997


                         QUARLES & BRADY
                         411 E. Wisconsin Avenue
                         Milwaukee, Wisconsin  53202-4497
                         (414) 277-5000



                         By:/s/ W. Stuart Parsons
                            ------------------------------
                            W. Stuart Parsons
                            Bruce Bauer
                            Attorneys for Plaintiffs
                            Harnischfeger Industries, Inc.
                            and DSFA Corporation


Of Counsel:

K. Thor Lundgren
3600 South Lake Drive
St. Francis, Wisconsin  53235
(414) 486-6844

WACHTELL, LIPTON, ROSEN & KATZ
51 West 52nd Street
New York, NY 10019
(212) 403-1000

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